March 18, 2011

Via EDGAR and Overnight Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Cascio

Re:	Applied Micro Circuits Corporation
Form 10-K for the fiscal year ended March 31, 2010
Filed May 12, 2010
File No. 000-23193

Dear Mr. Cascio:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated February 25, 2011, relating to Applied Micro Circuits Corporation’s (the “Company”) Form 10-K for the fiscal year ended March 31, 2010 (the “Form 10-K”).

Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended March 31, 2010

Inventory Valuation

1.	We see your disclosure that estimates of inventory impairment could vary based on your future demand forecast – either decreasing or increasing your current inventory valuation. Please tell us and in future filings please clarify how your practices consider the guidance from SAB Topic 5-BB. Under the cited guidance, inventory impairment charges establish a new cost basis for inventory that may not be subsequently marked-up on changes in circumstances.

March 18, 2011

U.S. Securities and Exchange Commission

Any impairment charge taken establishes a new cost basis for the underlying inventory and the cost basis for such inventory is not marked-up on changes in circumstances. The Company believes its treatment complies with SAB Topic 5-BB.The Company will clarify the accounting treatment in its disclosures in future filings.

Revenue Recognition

2.	Please tell us, with a view toward disclosure in future filings, how you account for shipments to distributors with rights of return. For instance, clarify whether you relieve inventory and record a receivable, including a description of the underlying basis for your practices. Please also briefly describe the nature and extent of privileges granted.

The Company’s standard terms and conditions of sale do not allow for product returns, and the Company generally does not allow product returns other than under warranty or stock rotation. The Company establishes reserves for estimated product warranty costs at the time revenue is recognized and such estimates are based primarily on historical experience. Revenue from products sold to distributors with agreements allowing for stock rotations is generally recognized upon shipment. Reserves for stock rotations are estimated based primarily on historical experience and provided for at the time of shipment. In future filings, the Company will clarify that the Company’s standard terms and conditions of sale do not allow for product returns.

Results of Operations, page 42

Restructuring Charges, 44

3.	We see that you have implemented restructuring plans in both 2010 and 2009. In future filings please quantify and describe the expected cost savings from restructuring plans. Also, clarify whether savings were ultimately achieved as expected. Please refer to “4. Disclosures” of SAB Topic 5-P.

The Company will disclose this information in future filings.

March 18, 2011

U.S. Securities and Exchange Commission

Item 8. Financial Statements

Note 10. Contingencies, page F-35

4.	We refer to your disclosure of the JNI litigation. If material, in future filings, please describe the impact of the settlement on your financial statements.

The settlement did not have a material impact on the Company’s financial statements. In the event the settlement is overturned on appeal and there is a different settlement, the Company will disclose in future filings the impact of such revised settlement, if material.

5.	With respect to the environmental matters, please disclose an estimate of the range of loss or state that such estimate cannot be made. Refer to FASB ASC 450-20-50-4. Please also tell us how your disclosures consider the guidance from SAB Topic 5-Y.

Although the Company considers a loss probable, its share of any obligation for the remediation of the Omega site is not believed to be material to the Company’s financial statements based on the Company’s approximately 0.5% contribution to the total waste tonnage sent to the site and current estimates of the potential remediation costs. Based on currently available information, the Company has an accrual that is not material and believes that the actual amount of costs will not be materially different from the amount accrued. However, this litigation is ongoing and the eventual outcome is uncertain and in the event facts and circumstances change and our share of the losses become material, the Company will disclose such information. The Company follows the guidance provided by SAB Topic 5.Y for its disclosures and believes that its disclosures are consistent with such guidance.

March 18, 2011

U.S. Securities and Exchange Commission

Acknowledgments

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information regarding this matter, please contact the undersigned at (408) 542-8632.

Very truly yours,

/s/ L. William Caraccio

L. William Caraccio

Vice President and General Counsel

cc:	Leigh Ann Schultz, Securities and Exchange Commission
Gary Todd, Securities and Exchange Commission